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EXHIBIT 12 - RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratios of earnings to fixed charges for Irvine Apartment Communities, Inc. and Irvine Apartment Communities,
L.P.:

                                                        Year Ended December 31,
                                            ------------------------------------------------
                                              1997     1996      1995      1994       1993
                                            ------------------------------------------------
EARNINGS
Earnings (loss) before extraordinary item   $58,583   $41,192   $25,056   $12,279   $  (387)
Add back:
Interest expense                             30,365    29,506    25,894    26,827    50,248
Amortization of deferred financing costs      2,369     2,627     8,510    15,942     3,012
Portion of rent expense deemed to
 represent interest                             128       115        89        68
                                            ------------------------------------------------
Earnings available for fixed charges        $91,448   $73,440   $59,549   $55,116   $52,873
                                            ================================================
FIXED CHARGES
Interest expense                            $30,368   $29,506   $25,894   $26,827   $50,248
Amortization of deferred financing costs      2,369     2,627     8,510    15,942     3,012
Capitalized interest                          5,704     3,151     6,779     1,261       233
Portion of rent expense deemed to
 represent interest                             128       115        89        68
                                            ------------------------------------------------
Fixed Charges                               $38,569   $35,399   $41,272   $44,098   $53,493
                                            ================================================
Ratio of earnings to fixed charges            2.37x     2.07x     1.44x     1.25x      .99x
                                            ================================================
Excess of fixed charges over earnings                                               $  (620)
                                                                                   =========

   For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net earnings before income taxes, extraordinary items and fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs and that portion of rental expense representative of the interest factor in leases. The ratios are computed using the amounts for IAC and the Operating Partnership, on a consolidated basis, including its majority owned subsidiary. IAC and the Operating Partnership did not have any Preferred L.P. Units outstanding in any of the periods indicated, and, therefore, the ratio of earnings to combined fixed charges and Preferred L.P. Unit distributions for each of the periods indicated was equal to the ratio of earnings to fixed charges for such period.

   Prior to completion of IAC's initial public offering in December 1993, the Predecessor of IAC and the Operating Partnership operated in a highly leveraged manner. As a result, although IAC, the Operating Partnership and the Predecessor have historically generated positive net cash flow, the financial statements of the Predecessor showed net losses for the periods prior to December 8, 1993. Consequently, the computations of the ratio of earnings to fixed charges for such periods indicate that earnings were inadequate to cover fixed charges by approximately $0.6 million for the year ended December 31, 1993.